Exhibit 99.1

Ucommune and Plateno Hotel: A Powerhouse Partnership Set to Transform the Hotel and Co-working Space

BEIJING, October 24, 2023 /PRNewswire/ -- Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), a leading co-working office space manager and provider in China, today announced that it entered into a strategic cooperation agreement with Plateno Hotel Management (Shenzhen) Co., Ltd. ("Plateno Hotel"), a leading travel and hospitality conglomerate in China, on October 19, 2023, to unveil a latest business model that combines hotels and co-working spaces. Both parties will leverage their brand names, industry resources and industrial advantages to explore the diversified usage and integration of hotel amenities and co-working facilities, introducing new and innovative co-working options to their members and guests. The collaboration brings together two industry leaders to herald a new era of the “hotel + co-working” paradigm.

The two parties aim to merge conference rooms and small offices with hotel public areas, and undertake hotel renovations and modernizations to improve overall customer experience. Ucommune’s partnership with Plateno Hotel will also enable it to expand its touch points by leveraging the widespread, multi-level urban hotel properties of Plateno Hotel.

About Ucommune International Ltd

Ucommune is China’s leading co-working office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s co-working office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s co-working office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd

ir@ucommune.com

SOURCE Ucommune International Ltd